VAN KAMPEN GLOBAL GOVERNMENT SECURITIES FUND


A Joint Special Meeting of the Shareholders of the Fund was held on May 19, 2000 where shareholders voted on the proposal to liquidate and dissolve the Fund pursuant to a Plan of Liquidation and Dissolution; 1,986,196.819 shares were voted in the affirmative, 69,385.044 shares were voted against the proposal and 240,436.760 shares abstained from voting.